

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

March 1, 2013

Via E-Mail
Michael L. Fitzgerald, Esq.
Paul Hastings LLP
75 E. 55th Street
New York, NY 10022

> **Re:** **Maxcom Telecomunicaciones, S.A.B. de C.V.**
> **Schedule TO-T filed on February 20, 2013**
> **Filed by Banco Invex S.A., Institución de Banca Múltiple,**
> **Invex Grupo Financiero, as Trustee for Trust Number 1387**
> **File No. 5-83794**

Dear Mr. Fitzgerald:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO

1. Please file the Mandate Letter, dated July 13, 2012 and Exhibit A to the Recapitalization Agreement as exhibits to the Schedule TO.

Offer to Purchase

General

2. Please advise us as to whether Ventura Capital Privado, Trust Number 1387, and the beneficiaries of Trust Number 1387 should be included as bidders in the Offer. Please refer to the factors discussed in section II.D.2 of the Current Issues and Rulemaking Projects Outline (November 2000) in your analysis of whether other bidders should be included. The determination of who is the bidder does

not necessarily stop at the entity used to make the offer and purchase the securities. Rule 14d-1(c)(1) also requires persons "on whose behalf" the tender offer is being made to be included as bidders. In this regard, we note that Ventura Capital initiated and negotiated the tender offer and exchange offer with Maxcom and executed the Agreements to Tender and the Recapitalization Agreement. The Trust was formed only after the terms of the tender offer had been determined and approved by Maxcom's board. In addition, it appears that the beneficiaries of the Trust and Ventura formed the Trust and will be providing the financing for the tender offer. Please note that adding new bidders may require you to extend the offer and disseminate new offering materials, depending on the materiality of the new disclosure you provide.

Summary Term Sheet

Who is offering to buy my Securities, page 6

3. Please revise to describe the Trust and the beneficiaries of the Trust.

Does Purchaser have the financial resources to make payment, page 7

4. Please revise to clarify that the beneficiaries of the trust have contributed the cash to purchase the tendered securities. Please also revise to state the specific source of funds by identifying the beneficiaries and the amounts contributed by each of them. Refer to Item 1007(a) of Regulation M-A.

Do you currently own any amount of Maxcom's securities, page 7

5. Please revise to clarify whether the Trust or any of the beneficiaries of the Trust own any of Maxcom's securities.

What happens if I hold ADS and I want to participate in the Mexican Offer, page 9

6. We note that holders of ADS will have to pay a fee of up to $5 for each 100 ADS converted. Please revise to clarify whether this is a fee charged by the depositary for converting ADS into Shares, or whether it is a fee paid in connection with the tender offer.

How will I be notified if the U.S. Offer is extended, page 10

7. Please revise to clarify that the public announcement of an extension shall be issued no later than 9:00 a.m. Eastern time on the next business day after the scheduled expiration date of the offer. Refer to Rule 14e-1(d).

What are the conditions to the U.S. Offer, page 10

8. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. We note that the tender offer is conditioned on the conditions to the consummation of the concurrent Exchange Offer. Please revise to describe the Exchange Offer conditions since it is not apparent that security holders will understand what events or non-events would "trigger" the conditions, allowing you to abandon the offer.

Have any Maxcom shareholders agreed to tender their Securities in the Offers, page 12

9. Please revise to state that Messrs. Gliksberg and Viola beneficially own the securities of Nexus-Maxcom Holdings.

Acceptance for Payment, page 15

10. We note that if tendered securities are not purchased, the securities will be returned "as promptly as possible" following expiration or termination of the offer. Please revise to state that the securities will be returned promptly after the expiration or termination of the offer. Refer to Rule 14e-1(c).

Information Regarding Purchaser, page 33

11. Please revise to identify Banco Invex as the trustee for the trust and describe the material terms of the trust agreement. Please also describe the powers of the trustee and the rights of the beneficiaries, including the power to invest, vote and dispose of the tendered securities and whether the beneficiaries retain any rights to the tendered securities.

12. Please describe any relationships among the beneficiaries, Ventura, and Maxcom. For example, we note that Mr. Javier Molinar Horcasitas is also a principal of Ventura Capital.

Background of the Offers…, page 34

13. Please revise to describe how the trust was formed, including the material contacts among the beneficiaries, the trustee, Ventura and Maxcom.

14. Please revise, here or in another appropriate section, to explain why Nexus Partners I, LLC is a signatory to some of the Agreements to Tender.

15. Please revise to describe the terms of the agreement or arrangement by the beneficiaries to fund the tender offer and to make a capital contribution to Maxcom of $45 million upon the closing of the Exchange Offer. We note that Section 5.9 of the Recapitalization Agreement provides for a capital contribution of $22 million.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each bidder acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions